**Exemption number: 82 4639**



# KGHM Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*



| | | | |
|---|---|---|---|
| *To:* | **Division of Corporation Finance** | | |
| *Firm:* | **United States Securities and Exchange Commission** | *Phone:* / *Fax:* | *1 202 94 22 990* / *1 202 94 29 624* |
| *Contact name:* | **Wojciech Marciniak** Director, Head Office Information Centre | *Phone:* / *Fax:* | *(48 76) 84 78 280* / *(48 76) 84 78 205* |
| | *Announcement also provided to required statutory authorities* | | |
| | | *Date:* | *08 February 2002* |
| | *…iding this one):* | | *1* |





**Current report 9/2002**

**The Management Board of KGHM Polska Miedź S.A. hereby announces that it wishes to distance itself from the unauthorised statements of persons who are not employees of the Company. The current financial condition of KGHM Polska Miedź S.A. is in no way threatened by a loss in liquidity, as has been claimed by certain announcements to the contrary in the media.**

**The liabilities of KGHM Polska Miedź S.A. are characterised by varying maturity dates up to the end of 2003.**

**Intensive efforts are underway aimed at extending the repayment schedule of this debt to a period of 5-7 years.**

**All liabilities, and in particular those involving loans drawn, are covered on an on-going basis, and in no way is the Company threatened by a loss of liquidity in the foreseeable future.**

**Over the next few weeks the Management Board is planning to reduce its syndicated loan burden by repaying a portion of this debt.**

**We also wish to announce that all planned production for the year 2002 has already been secured by contract, which will enable realisation of the development program.**

**Legal basis:**
**(article 81, section 1, point 2 of the Securities Act of 21 August 1997 – Dz.U. Nr 118, poz.754 with later changes)**

PREZES ZARZADU
*Stanisław Speczik*

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek*
*Share capital: PLN 2 000 000 000 (two thousand million)*

**Exemption number: 82 4639**

# **KGHM** Polska Miedź S.A.

*ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND*
*phone: (48 76) 84 78 200, fax: (48 76) 84 78 500*

| | | | |
|---|---|---|---|
| *To:* | **Division of Corporation Finance** | | |
| *Firm:* | **United States Securities and Exchange Commission** | *Phone:*<br>*Fax:* | *1 202 94 22 990*<br>*1 202 94 29 624* |
| *Contact name:* | **Wojciech Marciniak**<br>Director, Head Office Information Centre | *Phone:*<br>*Fax:* | *(48 76) 84 78 280*<br>*(48 76) 84 78 205* |
| | *Announcement also provided to required statutory authorities* | | |
| | | *Date:* | *08 February 2002* |
| | *Number of pages (including this one):* | | *2* |

**Current report 8/2002**

**The Management Board of KGHM Polska Miedź S.A. hereby announces its forecast of financial results for KGHM Polska Miedź S.A. in 2002:**

| | |
|---|---|
| **Revenues from the sale of products, goods and materials:** | **PLN 4 254 million** |
| **Net profit:** | **PLN 52 million** |

**Significant assumptions comprising this forecast:**
**1. Macroeconomic factors:**
**- average annual electrolytic copper quotations: 1 580 USD/tonne**
**- average annual metallic silver quotations: 140 USD/kg**
**- average annual foreign exchange rate: 4.15 PLN/USD**
**2. Internal factors:**
**- electrolytic copper production: 488.5 thousand tonnes**
**- metallic silver production: 1 130 thousand kg**
**- total unit production cost of electrolytic copper: 1 558 USD/tonne**

**The financial results of the Company are characterised by a high sensitivity to changes in both the foreign exchange rate and the price of copper.**

**The above assumptions are based on the preliminary "Technical-Economic Plan for 2002" approved by the Supervisory Board of KGHM Polska Miedź S.A.**

**To satisfy its own requirements, the Company continuously monitors its progress towards the realisation of the forecast financial results.**
**When publishing its quarterly reports for the year 2002, the Company will provide an analysis of the extent of its achievement of the published forecast,**

*Court of record of incorporation and registration number:*
*Sąd Rejonowy dla Wrocławia Fabrycznej IX Wydział Gospodarczy Krajowego Rejestru Sądowego Nr KRS 23302*
*President of the Management Board: Stanisław Speczik,*
*Vice-Presidents of the Management Board: Stanisław Siewierski, Witold Bugajski, Grzegorz Kubacki, Jarosław Andrzej Szczepek*
*Share capital: PLN 2 000 000 000 (two thousand million)*

EXEMPTION NUMBER: 82 4639

**and if the situation warrants will discuss the possibility of any eventual adjustments to this forecast.**

**Legal basis:**
**(§5, section 1, point 34 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)**

PREZES ZARZĄDU
*Stanisław Speczik*